[SPEEDWAYMOTORSPORTS, INC. LOGO APPEARS HERE]

March 24, 2004

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Speedway Motorsports, Inc.

Request for Withdrawal of Registration Statement on

Form S-3 (File No. 333-13431)

Dear Ladies and Gentlemen:

Speedway Motorsports, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-13431), originally filed with the Commission on October 4, 1996 and amended prior to effectiveness by Amendment No. 1 thereto on November 13, 1996 (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Registration Statement registered the resale of $74 million in aggregate principal amount of the Company’s 5 ¾% Convertible Subordinated Debentures Due 2003 (the “Debentures”) that were previously sold in a private transaction and the original issuance by the Company of 2,378,656 shares of its common stock that were issuable upon conversion of the Debenture. In April 2002, the Company completed the redemption and cancellation of all the Debentures and the Company is no longer under any obligation to maintain the Registration Statement. No shares of common stock underlying the Debentures were ever issued by the Company since no Debentures were ever converted.

If you have any questions concerning the foregoing, please call the undersigned at (704) 455-3299.

Sincerely yours, Speedway Motorsports, Inc.

By:	/s/ Marylaurel E. Wilks

Marylaurel E. Wilks Vice President, Communications and General Counsel

cc: Peter J. Shea, Esq.